April 12, 2011

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Vaughn,

The following are the responses to your comments regarding RTI Biologics, Inc. (“RTI”) (“the Company”) Form 10-K for the year ended December 31, 2010 and related filings.

Comment 1.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

SEC comment: We note your disclosures related to the distributor agreements that you entered into (or amended) with Zimmer Dental Inc. and Davol lnc. during fiscal 2010. We further note that you received upfront fees as part of these arrangements and that the Zimmer arrangement is entitled to certain refund rights. Please explain to us in more detail why you are deferring these arrangements and recognizing revenue based upon anticipated purchases or over the term of the arrangement, as applicable. Refer to the guidance in SAB Topic 13A3(f).

Management response:

The Company considers the respective acquired exclusivity intangible rights and product distribution agreements to be a single unit of accounting in accordance with Financial Accounting Standards Board (“FASB”) ASC 605-25, and as such, the revenue associated with the upfront exclusivity payments is deferred and recognized systematically as the products are delivered over the term of the respective agreements and over the periods that the fees are earned (SAB Topic 13A3(f) Question1). Both the Zimmer Dental Inc. (“Zimmer”) and Davol Inc. (“Davol”) distribution agreements have contractual annual minimum purchase requirements, which increase annually over the term of the respective agreements. The Company defers upfront exclusivity payments and recognizes the revenue using a straight line method unless evidence suggests that the revenue will be earned or obligations fulfilled in a different pattern (SAB Topic 13A3(f) Question 2). The Company concluded that based on the contractual annual minimum purchase requirements in the Zimmer agreement that the associated product distributions would significantly increase over the period of the agreement, and as such, concluded that a straight line method would inappropriately result in accelerated revenue recognition in the earlier years of the distribution agreement. The Company has therefore utilized a revenue recognition method to appropriately reflect the pattern of the revenue earned under the Zimmer agreement based on the anticipated contractual product distributions relative to the total contractual minimum purchase requirements in the agreement. The Company also considered the potential impact of the contractual refund provisions and determined that these provisions had no impact on the revenue recognized through 2010, and are expected to have no impact on future revenue recognition. In contrast, the Company concluded that the Davol agreement’s contractual annual minimum purchase requirements do not result in a significantly different revenue recognition method from the straight line method, and therefore concluded that a straight line method is appropriate. The Davol agreement’s upfront exclusivity payments are non-refundable. For both agreements, the Company evaluates the appropriateness of the revenue recognition method on an ongoing basis. Further, the Company’s revenue recognition methods do not result in the deferral of revenue less than amounts that would be refundable in the event the agreements were to be terminated in future periods.

Comment 2.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page 53

SEC comment: We note from page 46 that you have recorded $15.6 million of intangible assets on your balance sheet as of December 31, 2010. We further note from page 47 that you have reported net operating losses for fiscal 2010 and fiscal 2008. In light of this fact, please explain to us how you determined that your intangible assets were not impaired as of December 31, 2010.

Management response:

FASB ASC 350, Goodwill and Other Intangible Assets, requires companies to test identifiable intangible assets subject to amortization for impairment in accordance with FASB ASC 360, Property, Plant and Equipment (ASC 350-30-35-14). FASB ASC 360-10-35-17 through 35-35 require that assets be tested for recoverability prior to the determination of any possible impairment loss using a two-step process. In step one of the impairment test, the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount of a long-lived asset (asset group) is not recoverable as determined by step one, then step two of the impairment test is to be performed and the amount of impairment determined. Based on the Company’s first step of the impairment test performed on its amortizable intangible assets as of December 31, 2010, the Company concluded that the carrying amount of its intangible assets were recoverable and therefore no impairment was recorded.

Beginning in our Form 10-Q for the quarterly period ended March 31, 2011, we will include the following disclosure as underlined below related to the amortizable intangibles:

FASB ASC 350 requires that definite lived intangible assets subject to amortization be tested for recoverability at the asset group level in accordance with ASC 360. The Company had one asset group for the year-ended December 31, 2010 and 2009. The recoverability test is described in the Company’s accounting policy for long-lived assets included in Note 2 to the condensed consolidated financial statements.

Intangible assets generally consist of patents, trademarks, procurement contracts, customer lists, non-compete agreements, distribution agreements, licensing rights, and acquired exclusivity rights. Patents and trademarks are amortized on the straight-line method over the shorter of the remaining protection period or estimated useful lives of between 8 and 16 years. Procurement contracts, customer lists, non-compete agreements, licensing rights, and distribution agreements are amortized over estimated useful lives of between 5 to 25 years. The acquired exclusivity rights are being amortized over eight years, the remaining term of the amended distribution agreement.

Comment 3.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 63

SEC comment: We note that you present a $25.2 million net deferred income tax asset as of December 31, 2010 that appears to primarily relate to your operations in the United States. We further note your disclosures on page 64 related to why you believe that your deferred tax assets are realizable at December 31, 2010. Giving specific consideration to negative evidence such as cumulative losses in recent years related to your operations in the United States, please explain to us in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized as of December 31, 2010. Refer to the guidance in paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

Management response:

FASB ASC 740, Income Taxes, paragraph 740-10-30-22c allows for the use of historical earnings as positive evidence that the deferred income tax assets are realizable. The paragraph allows for the exclusion of unusual, infrequent or extraordinary items. At

December 31, 2010, the Company had three-year cumulative pre-tax losses totaling $217.9 million. This amount includes $237.7 million in non-deductible goodwill impairment charges which are unusually large permanent differences that are included in pretax accounting income but that are not a component of taxable income. These permanent differences will not recur in future periods. Adjusted for the non-deductible goodwill impairment charges, the Company had three-year cumulative pre-tax income of $19.8 million. In its evaluation of the realization of the deferred income tax assets as of December 31, 2010, the Company forecasted profitability into 2011 and beyond. Other than the pre-tax losses resulting from the non-deductible goodwill impairments in 2008 and 2010, the Company did not identify any other significant negative evidence with regard to the realization of the deferred income tax assets.

The Company considered the impact of recent losses as it relates to the realization of remaining net deferred tax assets, and based on the weight of evidence, including the positive evidence described in our Form 10-K for the year ended December 31, 2010, management determined that it was more likely than not that such net deferred tax assets would be realized.

Comment 4.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 19. Legal and Regulatory Actions, page 68

SEC comment: We note your disclosures related to the claim filed by you and Medtronic Sofamor Danek USA for events stemming from a recall of allogafts of tissue originating from BTS. Please revise your future filings to include all of the disclosures related to this claim required by 450-20 of the Accounting Standards Codification. Specifically, please disclose the amount or range of reasonably possible loss or indicate that amount cannot be estimated as outlined in 450-20-50-3 of the Accounting Standards Codification. Please provide us a sample of your proposed disclosure.

Management response:

Beginning in our Form 10-Q for the quarterly period ended March 31, 2011, we will include the disclosure as underlined below related to the Medtronic Sofamor Danek USA arbitration as follows:

The Company and Medtronic Sofamor Danek, USA, Inc. (“MSD”), a subsidiary of Medtronic, Inc., (“Medtronic”), have filed claims against each other with the American Arbitration Association related to events stemming from the actions of Biomedical Tissue Services, Ltd. (“BTS”), an unaffiliated company recovery agency, and the subsequent voluntary recall of allografts processed by the Company from tissue originating from BTS (the “Allografts”). MSD seeks indemnification from the Company for its legal fees, costs and expenses allegedly incurred during the defense of cases brought by recipients of Allografts. The

Company denies that it is obligated to indemnify MSD in respect of the Allografts. In the same proceeding, the Company is seeking damages from MSD due to actions taken by MSD during the recall process. Among other allegations, the Company alleges that MSD’s actions were negligent and in breach of the contractual agreements between the Company and MSD. As the proceeding is currently in its initial stages, the probability of a favorable or unfavorable outcome to the Company is unknown and a range of loss, if any, cannot be estimated at this time. However, while the Company believes its defenses and counterclaims are meritorious, the ultimate resolution of the matters, which is expected to occur within six months, could adversely impact the Company’s business, financial condition or results of operations.

In connection with management’s responses to the United States Securities and Exchange Commission’s (the “Commission”) comments above, this will confirm our understanding that:

•	RTI Biologics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Biologics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding the above information please contact Robert P. Jordheim, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

/s/ Brian K. Hutchison
Brian K. Hutchison
Chairman and Chief Executive Officer